November 27, 2023

VIA EDGAR

Mr. Juan Grana and Ms. Katherine Bagley

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VIVOS INC
Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A
Filed November 3, 2023
File No. 024-11627

Ladies and Gentlemen:

This letter is submitted on behalf of Vivos Inc. (the “Company”) in response to comments of the staff of the Office of Industrial Applications and Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Post-Qualification Amendment No. 3 to Form 1-A filed November 3, 2023, as set forth in your letter dated November 8, 2023 (the “Comment Letter”), addressed to Michael Korenko, President and Chief Executive Officer of the Company. The Company is filing its Post-Qualification Amendment No. 4 (the “Post-Qualification Amendment No. 4”) contemporaneously with the submission of this letter to address the comments raised by the Staff in the Comment Letter, as more particularly set forth below.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

Plan of Distribution

Investors’ Tender of Funds, page 55

1.	We note your response to comment 1, and we understand that you have exchanged promissory notes for shares of common stock as part of this offering. Please disclose the investors who exercised this exchange, and clarify how this impacted the proceeds from the offering and your operations, including through the addition of risk factor disclosure, as applicable. Please also disclose the total amount of promissory notes that were exchanged for the common stock and describe any matters upon which acceptance was conditioned. Finally, please tell us what consideration you gave to the potential application of the tender offer rules, and how you structured the exchange of promissory notes for common stock to comply with Regulation 14E and Regulation A.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company did not issue any Regulation A qualified securities in exchange for the Notes, as defined below. The Company issued shares of common stock upon conversion of the Notes, as more particularly set forth below. The shares were restricted from resale except in compliance with the Securities Act of 1933, as amended (“Securities Act”):

Between January 2019 and November 2019, the Company issued promissory notes payable to AMIC Gift, LLC, in the aggregate amount of $237,000 (the “Notes”), as previously disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed on March 7, 2022 (the “Form 10-K”). The Notes were scheduled to mature one year from the date of issuance and bore interest at an annual rate of 8.0%. On December 15, 2021, the Company repaid $100,000 of the Notes, and converted the remaining balance of $137,000 plus accrued interest of $48,346 into 2,316,830 shares of restricted Common Stock valued at $185,346 (the “Conversion Shares”), as disclosed in Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities and in Note 2 – Related Party Transactions of the Form 10-K (the “Notes Conversion”). The Notes Conversion was approved by the Board of Directors of the Company and effected pursuant to a Note Conversion Agreement by and between the Company and AMIC Gift, LLC, dated December 10, 2021 (the “Agreement”). AMIC Gift, LLC is a limited liability company controlled by Dr. Carlton Cadwell, an independent member of the Board of Directors of the Company, and the spouse of Dr. Cadwell. Since the Conversion Shares were not securities qualified for issuance under this Regulation A offering, the proceeds from this offering were not affected by the issuance of the Conversion Shares and therefore no disclosure was included in the Offering Statement.

In addition, since the Notes Conversion (i) was affected solely with an affiliate of the Company, Dr. Cadwell, who negotiated the terms of the Notes Conversion; (ii) was not disseminated in an active or widespread manner; (iii) was not intended to raise capital; and (iv) does not meet any of the other requirements or factors considered by the Securities and Exchange Commission or the courts in applying the tender offer rules to debt exchanges, the Company believes that the tender offer rules do not apply.

Since the Notes Conversion was consummated in 2021, and no shares to be offered in connection with the offering under Regulation A+ were or are to be issued other than for cash resulting in cash proceeds to the Company, no additional disclosure is proposed in response to the Staff’s comment. We have, however, updated the Offering Circular to include current financial statements as required by the general instructions of Part II(a)(1)(ii) of Form 1-A and Rule 3-12(a) of Regulation S-X.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate the Company’s counsel, Daniel W. Rumsey, at (619) 272-7062.

Very truly yours,

/s/ Daniel W. Rumsey
Daniel W. Rumsey
Managing Partner
Disclosure Law Group, a Professional Corporation

cc:	Michael Koreko President and Chief Executive Officer Vivos Inc.